13G



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       Intrabiotics Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46116T100
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

                             Lindsay Hollister, Esq.
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No. 46116T100
--------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                          (a)|_|

                                                                          (b)|X|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                              5    SOLE VOTING POWER

                                   -0-


        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY                (see Item 4(a))
         OWNED BY
          EACH                      3,646,030
        REPORTING
         PERSON               7    SOLE DISPOSITIVE POWER
          WITH
                                   -0-

                              8    SHARED DISPOSITIVE POWER
                                   (see Item 4(a))

                                   3,646,030

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,646,030

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES|_|*


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.5%

  12     TYPE OF REPORTING PERSON*

         BK, HC, OO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)       Name of Issuer:

               Intrabiotics Pharmaceuticals, Inc.

     (b)       Address of Issuer's Principal Executive Offices:

               1255 Terra Bella, Mt. View, CA 94043

Item 2.

     (a)       Name of Persons Filing:

               Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

     (b)       Address of Principal Business Office:

               Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

     (c)       Citizenship:

               Switzerland

     (d)       Title of Class of Securities:

               Common Stock

     (e)       CUSIP Number:

               46116T100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a(n):


     (a)  |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
              78o)

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) |_| Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940

              (15 U.S.C. 80b-3) or under the laws of any state.

     (f) |_| Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

     (g) |_| Parent Holding Company or Control Person in accordance with ss.240.13d-1(b)(ii)(G)

     (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  |_| Group in accordance withss.240.13d-1(b)(1)(ii)(J)


Item 4.        Ownership

    (a)       Amount Beneficially Owned:

              See response to Item 9 on page 2.

    (b)       Percent of Class:

              See response to Item 11 on page 2.

    (c)       Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:
                       See response to Item 5 on page 2.
                 (ii)  Shared power to vote or to direct the vote:
                       See response to Item 6 on page 2.
                (iii)  Sole power to dispose or to direct the disposition of:
                       See response to Item 7 on page 2.
                 (iv)  Shared power to direct the disposition of:
                       See response to Item 8 on page 2.

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as |_| of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               See Schedule I

Item 8.        Identification and Classification of Members of the Group

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

               Not Applicable.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001


                                                     CREDIT SUISSE FIRST BOSTON,
                                                     acting solely on behalf of
                                                     the Credit Suisse First
                                                     Boston business unit

                                                     By: /s/ Lindsay Hollister
                                                         -----------------------
                                                     Name:  Lindsay Hollister
                                                     Title: Director

                                   Schedule I

This Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"). Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a registered broker-dealer, is a wholly owned subsidiary of CSFB-USA. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. The securities reported herein are held directly by (i) direct and indirect subsidiaries of CSFB-USA in connection with merchant banking investments, (ii) merchant banking funds advised by subsidiaries of CSFB-USA and
(iii) CSFBC in proprietary trading and investment accounts in the ordinary course of business.

The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is:
Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.